SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 4)

SIGA Technologies, Inc.

 (Name of issuer)

Common Stock, par value $0.0001 per share
 (Title of class of securities)

826917-10-6
 (CUSIP number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10021
(212) 572-8600
 (Name, address and telephone number of person
authorized to receive notices and communications)

June 19, 2008
 (Date of event which requires
filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 24.72%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,807,375
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,807,375
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 9,807,375
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 24.72%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person TransTech Pharma, Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,296,634
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,296,634
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 5,296,634
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 14.8%
14.		Type of Reporting Person CO

This statement ("Amendment No. 4") amends and supplements the statement on Schedule 13D, dated August 13, 2003, as amended by Amendment No. 1 thereto dated October 14, 2003, Amendment No. 2 thereto dated January 8, 2004 and Amendment No. 3 thereto dated November 29, 2007 (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly known as Mafco Holdings Inc.), a Delaware corporation ("Holdings"),  MacAndrews & Forbes LLC (formerly known as MacAndrews & Forbes Inc., formerly known as MacAndrews & Forbes Holdings Inc.), a Delaware limited liability company ("MacAndrews & Forbes"), and TransTech Pharma, Inc., a Delaware corporation ("TransTech"), relating to the shares of common stock, par value $0.0001 per share ("Common Stock"), of SIGA Technologies, Inc., a Delaware corporation (the "Company"). This Amendment No. 4 is being filed by Holdings, MacAndrews & Forbes and TransTech, with respect to shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons.  MacAndrews & Forbes is a holding company and a direct wholly owned subsidiary of Holdings. TransTech is a corporation in which Mr. Ronald O. Perelman ("Mr. Perelman") has a direct ownership interest. Mr. Perelman may be deemed to beneficially own the securities deemed to be beneficially owned by TransTech.  The Company has its principal executive offices at 420 Lexington Avenue, Suite 408, New York, New York 10170. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following at the end thereof:

MacAndrews & Forbes received the Commitment Fee Warrants (as defined in Item 4) as consideration for entering into the Letter Agreement (as defined in Item 4), and no additional consideration was paid for such Commitment Fee Warrants.  MacAndrews & Forbes intends to fund the transactions contemplated by the Letter Agreement, which are described in Item 4, with cash on hand.

Item 4. Purpose of Transaction

Item 4 is hereby amended by adding the following at the end thereof:

On June 19, 2008, MacAndrews & Forbes entered into a letter agreement (the "Letter Agreement") with the Company that provides that for a period of one year, (i) MacAndrews & Forbes commits to invest, at the Company's option, up to an aggregate of $8,000,000 in one or more but not more than three tranches (such commitment, the "Investment Commitment") and (ii) MacAndrews & Forbes may, at MacAndrews & Forbes' option, elect to invest up to $8,000,000 in the Company in one or more but not more than three tranches on the terms of the Investment Commitment (such option, the "Investment Option"); provided that in no event will the aggregate amount of the investments pursuant to the Investment Commitment and the Investment Option exceed $8,000,000.

Upon either of the Company's election to effect an investment pursuant to the Investment Commitment or MacAndrews & Forbes' election to effect an investment pursuant to the Investment Option (each, an "Investment"), the Company shall issue to MacAndrews & Forbes: (i) such number of shares of Common Stock, with a value equal to the Investment, at a per share valuation ("Per Share Price") equal to the lesser of (A) $3.06 and (B) the average of the volume-weighted average price per share for the 5 trading days immediately preceding each funding date and (ii) warrants (the "Consideration Warrants"), for no additional consideration, to purchase a number of shares of Common Stock of the Company equal to 40% of the shares issued on such funding date, at an exercise price per share equal to 115% of the Per Share Price on such funding date, payable in cash or by cashless exercise, exercisable for a period of four years commencing on the date of issuance of such Consideration Warrants.  The closing of each Investment will be subject to customary conditions, including, without limitation (i) the Company being in compliance with all applicable Nasdaq Marketplace Rules (both before and after giving effect to the applicable closing), (ii) the Common Stock remaining listed for trading on the Nasdaq Capital Market and (iii) the shares of Common Stock to be then issued having been approved for listing for trading on the Nasdaq Capital Market.

To the extent that the consummation of any portion of the transactions contemplated by the Letter Agreement would require shareholder approval under applicable NASD rules, the Company shall be obligated to consummate only that portion of the transaction that will not require such shareholder approval.

On June 19, 2008, in consideration for MacAndrews & Forbes entering into the Letter Agreement, the Company issued to MacAndrews & Forbes warrants (the "Commitment Fee Warrants") to purchase 238,000 shares of Common Stock, at an exercise price per share of $3.06, payable in cash or by cashless exercise.  The Commitment Fee Warrants are exercisable until June 19, 2012.

The Consideration Warrants and Commitment Fee Warrants shall be subject to the Registration Rights Agreement, dated as of August 13, 2003, by and among MacAndrews & Forbes and the Company, as it may be amended from time to time.

The Letter Agreement is binding on the parties.  The completion of the transactions contemplated by the Letter Agreement are subject, among other things, to the negotiation and execution of a definitive agreement acceptable to each of the parties.  The Letter Agreement will terminate on June 19, 2009 if the definitive documents contemplated thereunder have not been executed on or prior to such date.

The foregoing summaries of the Letter Agreement and the Commitment Fee Warrants are not complete and are subject in their entirety to the Letter Agreement and the Commitment Fee Warrants themselves, which are filed as Exhibits 23 and 24 hereto and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

 (a)-(b) Item 5(a)-(b) is hereby amended by adding the following at the end thereof:

Based upon information contained in the Quarterly Statement on Form 10-Q for the period ended March 31, 2008, there were 34,006,048 shares of Common Stock outstanding as of May 2, 2008.  The Reporting Persons (other than TransTech) may be deemed to share beneficial ownership of 9,807,375 shares of Common Stock (assuming that the Reporting Persons have the right to acquire, pursuant to the Letter Agreement, 2,614,379 shares of Common Stock and Consideration Warrants to purchase 1,045,751 shares of Common Stock, which represents the maximum Investment permitted by the Letter Agreement, at a Per Share Price of $3.06 (which is the Per Share Price assuming a funding date of June 24, 2008)), representing approximately 24.72% of the Common Stock deemed to be outstanding (which includes shares of Common Stock deemed to be beneficially owned by the Reporting Persons (other than TransTech) but not outstanding). The Reporting Persons (other than TransTech) have shared power to vote and dispose of the shares of Common Stock that they own or would own upon exercise of the Warrants (including the Commitment Fee Warrants) held by such Reporting Persons.

In addition, TransTech may be deemed to have beneficial ownership of 5,296,634 shares of Common Stock, representing approximately 14.8% of the Common Stock deemed to be outstanding (which includes shares of Common Stock deemed to be beneficially owned by TransTech but not outstanding).  TransTech has sole power to vote and dispose of the shares of Common Stock that it owns or would own upon exercise of the TransTech Warrant.

Paul G. Savas, a Director of the Company and a Director of TransTech and the Executive Vice President and Chief Financial Officer of Holdings, may be deemed to beneficially own 91,664 shares of Common Stock, representing approximately 0.3% of the Common Stock outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Savas but not outstanding).

Dr. Adnan M. Mjalli, a Director of the Company and the President and Chief Executive Officer or TransTech, may be deemed to beneficially own 65,000 shares of Common Stock, representing approximately 0.2% of the Common Stock outstanding (which includes certain shares of Common Stock deemed to be beneficially owned by Mr. Mjalli but not outstanding).

 (c) The following transactions were effected during the past sixty days by the persons named above:

As described in Item 4 above, on June 19, 2008, MacAndrews & Forbes entered into the Letter Agreement and acquired the Commitment Warrants in a privately negotiated transaction.

On May 14, 2008, Paul G. Savas acquired options to purchase 10,000 shares of Common Stock of the Company, at an exercise price of $3.53 per share pursuant to the Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

On May 14, 2008, Adnan M. Mjalli acquired options to purchase 10,000 shares of Common Stock of the Company, at an exercise price of $3.53 per share pursuant to the Amended and Restated 1996 Incentive and Non-Qualified Stock Option Plan.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following at the end thereof:

For a discussion of the Letter Agreement and Commitment Fee Warrants, see Item 4.

Item 7. Material to be Filed as Exhibits

Exhibits 23 and 24 are added to the response to Item 7.

Exhibit 23	Letter Agreement, dated June 19, 2008, between MacAndrews & Forbes and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on June 23, 2008).
Exhibit 24	Commitment Fee Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on June 23, 2008).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: June 25, 2008

MACANDREWS & FORBES HOLDINGS INC.
MACANDREWS & FORBES LLC

By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

TRANSTECH PHARMA, INC.

By:	/s/ Anne L. Showalter
	Name:	Anne L. Showalter
	Title:	Senior Vice President –
Legal Affairs and Secretary

Exhibit Index

Exhibits 23 and 24 are added to the Exhibit Index.

Exhibit	Document

Exhibit 23	Letter Agreement, dated June 19, 2008, between MacAndrews & Forbes and the Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by the Company on June 23, 2008).
Exhibit 24	Commitment Fee Warrants (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed by the Company on June 23, 2008).